goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND VIA FACSIMILE TRANSMISSION

November 9, 2006

David H. Roberts

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	CentraCore Properties Trust — Preliminary Proxy Statement on Schedule 14A

filed with the Commission on October 25, 2006 (File No. 001-14031)

This letter is submitted on behalf of CentraCore Properties Trust (the “Company”) in response to a comment received on November 8, 2006 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary Schedule 14A information filed with the Commission on October 25, 2006 (the “Proxy Statement”). For reference purposes, the relevant text of the Staff’s comment has been reproduced below.

Comment: Please advise us why you believe that The GEO Group, Inc. is not an affiliate within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934. Please note that Rule 13e-3 defines an affiliate as a person that directly or indirectly controls or is controlled by the person specified. Control is defined as having “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person…by contract or otherwise”. In this regard we note that The GEO Group, Inc. was a co-registrant in your initial public offering and that eleven of the thirteen properties owned by you were leased to The GEO Group, Inc. in a series of sale-leaseback transactions. Finally, we note the right of first refusal to which The GEO Group, Inc. is entitled to under the master lease. Alternatively, file a Schedule 13E-3.

Response: We believe The GEO Group, Inc. (“GEO”) is not an affiliate of ours within the meaning of Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) since it neither directly nor indirectly has the power to direct or cause the direction of our management or policies. In this regard, we note the following facts, which we believe are important to an initial understanding of the nature of our relationship with GEO:

•	GEO does not have the right to representation on our Board of Trustees and does not in fact have any such representation;

•	To our knowledge, GEO does not beneficially own any shares of our outstanding capital stock and there is no contract or other arrangement whereby GEO has the right to exercise voting power with respect to any shares of our capital stock; and

•	GEO does not have the right to direct or cause the direction of our management in any capacity and does not in fact so direct or cause the direction of our management.

As an operational matter, we note further that each agreement that we have entered into with GEO subsequent to our initial public offering in 1998 has been negotiated robustly and at arm’s length, with independent representation by counsel on each side. Specifically, with respect to the Agreement and Plan of Merger between us and GEO and its subsidiary, and to which the Proxy Statement relates, we note that:

•	The merger agreement was the result of a strategic alternatives process undertaken by us over a period of many months that involved many third-party bidders, both public and private companies;

•	As described in detail in the Proxy Statement, our Board of Trustees approved our entering into the merger agreement with GEO only after many rounds of vigorous, arm’s length negotiations; and

•	Members of our senior management will not be employed by GEO or its subsidiaries following consummation of the proposed merger, nor will any member of our Board of Trustees or any employee retain an equity interest in the surviving entity following consummation of the proposed merger.

We do not believe that our close business relationship with GEO over the years should be construed, in and of itself, to imply a measure of “control” by GEO for purposes of Rule 12b-2 under the Exchange Act. GEO was a co-registrant in our initial public offering due to the fact that the proceeds of the offering were contemporaneously used by us to purchase eight correctional facilities from GEO. As noted in the Staff’s letter, we subsequently completed three additional sale-leaseback transactions with GEO, but each of these was negotiated at arm’s length. Over the years since our inception we have entered into significant transactions with correctional facility operators other than GEO, indeed, in some cases, with competitors of GEO. In addition to our Delaney Hall and Mesa Verde facilities, which are currently leased to operators other than GEO, in 2001, we entered into significant sale-leaseback transactions with the State of North Carolina (which exercised its right to purchase these facilities from us in 2004). While GEO is indeed our largest tenant, leasing 11 of our current 13 facilities, as noted above there is nothing in any of the agreements we have with GEO permitting or inviting GEO to direct or cause the direction of our management or business, nor is there in practice any such direction. We and GEO function as two completely independent companies, each seeking to maximize value for our respective shareholders, and our interests directly conflict with GEO’s in this regard more often than not. We particularly note that:

•	In our role as a provider of financing for public use facilities, we have often submitted proposals to governments and municipalities that directly compete with proposals for the same facility made by GEO;

•	Likewise, we have often offered financing to direct competitors of GEO and in fact financed facilities operated by some of these competitors, as above;

•	We have opposed GEO and proposals by GEO in many instances during public hearings and in legislative settings relating to development and financing for correctional facilities; and

•	Our chief executive officer and other members of senior management have repeatedly, and publicly, stated our intention to pursue transactions with operators other than GEO. Over the years we have elected to forego pursuing some business opportunities with GEO due, at least in part, to our goal of diversifying our asset base away from GEO.

In this regard, we supplementally bring to the Staff’s attention the public discourse relating to GEO’s March 13, 2006 announcement during its fourth quarter 2005 earnings conference call. As reported in the media and as detailed in our subsequent filings with the Commission, GEO announced that, among other things, it did not intend to pursue additional transactions with us and was considering not renewing some or all of its leases with us coming due in 2008. We subsequently advised and confirmed to the market that we were confident of finding alternative profitable uses for the relevant GEO-leased properties and that we were confident in the viability of our business plan with or without GEO as a significant tenant.

The Staff’s letter also notes GEO’s right of first refusal under the master lease between us and GEO. We respectfully submit that GEO’s right of first refusal under the master lease does not impact an analysis of “control”

for purposes of Rule 12b-2 or of “affiliate” for purposes of Rule 13e-3. Under the terms of the master lease, GEO has the right of first refusal upon the proposed sale by us of a property that they lease from us. This is a customary right bargained for by tenants under triple net leases, particularly in the context of specialty properties such as correctional facilities. Each of the leases we have (and have had) with our tenants other than GEO also include(d) a right of first refusal or similar purchase option. Nothing in the GEO master lease or any other agreement we have with GEO operates to give the GEO the right to wield its right of first refusal so as to influence or direct our management and policies. If we receive an offer to purchase an asset that we currently lease to GEO and our Board of Trustees determines that the offered price and terms are favorable for our shareholders, our obligation to GEO is simply to give it the right to match that offer within the specified time period. GEO’s right of first refusal is thus a restriction on transfer that attaches to individual properties upon our individual decision to sell them – but does not affect how we run our company or operate our business as a whole and does not impact our ability to sell or merge our company as a whole.

In this regard it is worthwhile to note that, as more fully described in the Proxy Statement, the second-highest bidder in our strategic alternatives process (with whom we had negotiated a full draft merger agreement and with whom we very likely would have entered into a definitive agreement if not for the higher price offered to our shareholders by GEO), had thoroughly reviewed our agreements with GEO, including the master lease, and concluded that GEO’s rights thereunder were not an impediment to a sale of our company and such bidder was in fact willing to assume effectively all risk associated with any of these rights. This bidder was in fact able and willing to acquire our company irrespective of whether GEO remained as one of our significant tenants.

In light of all the foregoing, we respectfully submit that GEO does not “control” our company for purposes of Rule 12b-2 under the Exchange Act and is thus not an “affiliate” of our company for purposes of Rule 13e-3 thereunder.

* * * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1760.

Very truly yours,

/s/ Yoel Kranz

Yoel Kranz

cc:	Charles R. Jones

David J. Obernesser

              CentraCore Properties Trust